TO:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securitie

Consent of Qualified Person

I, Greg Lane, of Ausenco Limited, do hereby consent to the filing of the technical report entitled

“La Arena Project, Peru, Technical Report (NI43-101)”, dated February 27, 2015 with an effective date of December 31, 2014, (the "Technical Report") with the securities regulatory authorities referred to above and with SEDAR (System for Electronic Document Analysis and Retrieval) as well as to extracts from and summaries of the Technical Report.

I confirm that I have read the Technical Report and the disclosure derived from the Technical Report included in the news release of Rio Alto Mining Limited dated February 5, 2015 entitled “La Arena Gold Oxide Reserves Increased to 1.28mm Oz At Au Price of $1,200 Completion of the Pre-Feasibility Study for the Phase II Sulphide Cu-Au Project” and also confirm that such disclosure fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated 3rd day of March, 2015.

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Greg Lane, FAusIMM
Chief Technical Officer
Ausenco Limited